Registration Statement No. 333–226421 Pricing Supplement No. 3110I; Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 26, 2018.

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	First Interest Payment Date	First Interest Payment Amount
100.00%*	4.00% (per annum)	Semi-Annual	June 6, 2019	$20.00 (rounded to the nearest cent)

Aggregate Principal Amount: $

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

Office Substitution: The notes will be issued through our London Branch on the Issue Date. However, we may, without the consent of the holders or the trustee, designate our head office in Frankfurt as substitute for the London Branch through which we have acted to issue the notes with the same effect as if our head office had been originally named as the office through which we had acted to issue the notes for all purposes under the Indenture (as defined in the accompanying product supplement) and notes. In order to give effect to such a substitution, we will give notice of the substitution to the trustee and the holders of the notes. If we designate our head office in Frankfurt as substitute for the London Branch in accordance with the “Office Substitution” right as described above and in the Indenture, as of the date of this pricing supplement, this substitution should not be treated as a taxable event to investors in the notes. A change in applicable law may adversely affect the U.S. federal tax consequences of this substitution. You should consult your tax adviser regarding the U.S. federal tax consequences of this substitution, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Date:	November 26, 2018
Trade Date:	December 3, 2018
Issue Date:	December 6, 2018
Redemption Date(s):	N/A
Maturity Date:	June 6, 2021
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25160MAG9 / US25160MAG96
Listing:	The notes will not be listed on any securities exchange.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	0.825%	99.175%
Total	$	$	$
(1)	The Agents may receive discounts and commissions of up to 0.375% or $3.75 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 99.175% and 99.55% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

* Because we are unable to determine the issue price of the notes for U.S. federal income tax purposes, which could be as low as $991.75 per note, we intend to treat the notes as having an issue price of $991.75 for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated as having original issue discount, the tax consequences of which are described in the accompanying product supplement. If you purchase a note for an amount greater than $991.75, you should read the section “U.S. Federal Income Tax Consequences — Acquisition Premium and Amortizable Bond Premium” in the accompanying product supplement. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

DTC Book Entry Only

InterNotes® is a registered servicemark of Incapital Holdings LLC

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership.

In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, our unsecured unsubordinated senior non-preferred obligations, including the notes, would rank junior to, without constituting subordinated debt, all our other outstanding unsecured unsubordinated obligations, and would be satisfied only if all such other unsecured unsubordinated obligations have been paid in full. Consequently, higher losses could be allocated to our unsecured unsubordinated senior non-preferred obligations, including the notes, than to our other outstanding unsecured unsubordinated obligations. If insolvency proceedings are opened against us or a Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement, prospectus supplement and prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement I dated August 21, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318009865/crt_dp94663-424b2.pdf

Prospectus supplement dated August 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318009814/dp94665_424b2-prosupsd.htm

Prospectus dated August 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000119312518252721/d567315d424b21.pdf

December , 2018